UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October, 2022

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated October 3, 2022 announces restart of its Polokwane facility in South Africa to meet strong silicon metal demand and address volatile energy markets in Europe

Ferroglobe Announces Restart of its Polokwane Facility in South Africa to Meet Strong Silicon Metal Demand and Address Volatile Energy Markets in Europe

LONDON, October 3, 2022 (GLOBE NEWSWIRE) -- Ferroglobe PLC (Nasdaq: GSM) (“Ferroglobe” or the “Company”), a leading producer of silicon metal, silicon-based alloys and manganese-based specialty alloys, announces today the intention to restart its 55,000-ton silicon metal facility in Polokwane, South Africa.  The decision to restart the Polokwane facility was made as part of Ferroglobe’s strategic plan to increase its capacity of silicon metal to address strong market demand.  The Polokwane plant will enable the Company to add capacity that is lower cost and strategically located, optimizing its asset footprint, and providing flexibility in addressing the volatile energy markets in Europe.

The Polokwane facility provides a lower-cost source of silicon metal that is driven by competitive energy rates, an efficient asset base and a strategic location that can serve customers in Europe, the United States, the Middle East and Asia.  The decision to restart this plant was contingent on the Company’s ability to secure multi-year contracts with strategic customers, which are currently being finalized.  Ferroglobe expects to begin production of the three-furnace operation in November 2022, with initial production of approximately 1,150 metric tons per month, gradually ramping up to approximately 3,750 metric tons per month by the end of Q2 2023.

Marco Levi, Ferroglobe’s Chief Executive Officer commented, “Our Polokwane facility is a key part of our global asset footprint that allows us the flexibility to serve customers efficiently and effectively around the world.  It is a lower-cost facility that is strategically important as we optimize our production geographically in response to the energy crises in Europe.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Anis Barodawalla

Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications, Branding & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)